



POWER OF ATTORNEY

The undersigned does hereby appoint Bonnie M. Howe and Kelley A. Howes, each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities held by the undersigned, directly or beneficially, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities and Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 19th day of April, 2005.

David E. Hurley
Executive Vice President and Chief Operating Officer
Enhanced Investment Technologies, LLC

Personally appeared the above-named David E. Hurley and acknowledged the above Limited Power of Attorney to be his free act and deed.

IN WITNESS WHEREOF, I hereunto set me seal this 4th day of May, 2005.

Notary Public

SUSAN B. POLITI
Notary Public - State of Florida
My Commission Expires Aug 28, 2006
Commission # DD145863
Bonded By National Notary Assn.

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POWER OF ATTORNEY

The undersigned does hereby appoint Bonnie M. Howe and Kelley A. Howes, each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities held by the undersigned, directly or beneficially, and to be reported pursuant to Sections 13(d). 13(f) and 13(g) of the Securities and Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 4th day of August, 2005.

Gregory E. Wolf
Treasurer
Mac-Per-Wolf Company

Personally appeared the above-named Gregory E. Wolf and acknowledged the above Limited Power of Attorney to be his free act and deed.

IN WITNESS WHEREOF, I hereunto set me seal this 10TH day of AUGUST, 2005.

"OFFICIAL SEAL"
Ella Mae Jackson
Notary Public, State of Illinois
My Commission Exp. 01/23/2008

Ella Mae Jackson
Notary Public

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